Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

Versus Systems Inc.

1558 West Hastings Street
Vancouver, BC V6G 3J4

ITEM 2	Date of Material Change:

May 12, 2021

ITEM 3	News Release:

A news release was distributed via Globe Newswire and filed via SEDAR on May 12, 2021.

ITEM 4	Summary of Material Change:

Versus Systems Inc. announced that they have entered into a definitive agreement with Xcite Interactive to acquire 100% of Xcite’s capital stock.

ITEM 5	Full Description of Material Change:

5.1 – Full Description of Material Change:

Reference is made to the press release attached hereto.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

ITEM 7	Omitted Information:

No material information has been omitted from this material change report on the basis that it is confidential information.

ITEM 8	Executive Officer:

Further information relating to this Material Change Report may be obtained from:

Matthew Pierce, CEO

Telephone: (604) 639-4457

ITEM 9	Date of Report:

DATED as of May 12, 2021.

Versus Systems to Acquire Xcite Interactive,
Expand Reach into TV and Streaming

Versus to purchase the company that manages second screen engagement for multiple NFL, MLB, NBA, and NHL teams

LOS ANGELES, CA – May 12, 2021- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) today announced that they have entered into a definitive agreement with Xcite Interactive (“Xcite”) to acquire 100% of Xcite’s capital stock.

Xcite is a world leader in interactive audience engagement, having worked with over 150 professional teams across the NFL, NBA, NHL, and MLB as well as the World Cup, Formula1, and other live events worldwide. Xcite has ongoing relationships with dozens of teams and content partners that will now be able to access Versus patented rewards platform inside their apps, streams, and broadcasts. The newly developed XEO platform will offer fans the ability to interact with their favorite shows, games, and events, winning rewards and prizes from their favorite brands.

The XEO platform featuring Versus prizing was recently beta tested during the Canelo Alvarez - Billy Joe Saunders middleweight title fight held at the AT&T stadium in Dallas, Texas on May 8th. That test showcased Keurig Dr. Pepper brand Crush as well as Canelo Alvarez himself. Fans on the test platform were able to win everything from signed boxing gloves to DAZN codes to watch the fight to Crush soda in the first test of the Versus-Xcite platform in the market.

“This merger will allow us to build the next generation of audience engagement products.” said Matthew Pierce, CEO of Versus. “Versus will take its patented rewards, advertising, and engagement tools and add them to Xcite’s XEO platform - bringing rewards and engagement to broadcasters, streamers, teams, live events, and recorded media. Audiences will be able to win real rewards while watching their favorite games, teams, streams, and live events - on any device. With the new suite of products enabled by this acquisition, brands win, broadcasters win, teams win, and fans win too.”

“Adding Versus to XEO is going to add so much value to TV and streaming,” said Sean Hopkins, founder and Chief Product Officer of Xcite. “We’re already working with over 150 professional sports teams and being able to bring our complete engagement platform to all kinds of broadcasters, Influencers and teams will improve the experience for fans, for brands, and for our content partners. The power of our enhanced platforms will redefine fan engagement for years to come.”

The definitive agreement calls for Versus to purchase 100% of Xcite for USD $19 million in Versus stock less a net working capital adjustment, as described in the definitive agreement, and a $2.25M retention pool for Xcite employees. Xcite will be a wholly-owned subsidiary of Versus Systems with Matthew Pierce, Versus CEO, and Craig Finster, Versus President and CFO, taking on those same roles at the subsidiary. The Versus Board of Directors will also become the Xcite board.

Versus will issue, in exchange for all of the outstanding equity interests in Xcite, an aggregate amount of share consideration of up to 2,011,163 shares of Versus’s common stock, valued at $7.9109 based on the volume weighted average price of the Versus Systems shares that trade on Nasdaq with the ticker symbol VS over the 20 consecutive trading days ending on the date two days prior to the date of signing, and cash consideration of up to approximately $130,799, subject to certain adjustments as set forth in the definitive agreement.

The closing of the merger is subject to certain material conditions, including the accuracy of the representations and warranties of the parties to the definitive agreement, the performance by the parties with the covenants and agreements contained in the definitive agreement, the absence of any pending or overtly threatened legal proceeding challenging the consummation of the merger or any material adverse effect on the part of Xcite, and, the approval of Xcite’s stockholders, the execution of employment offer letters by certain of Xcite’s key employees, and the approval of the shares to be issued in the merger for listing on Nasdaq. Clark Hill PLC is serving as legal counsel to Xcite on the transaction.

About Xcite Interactive

Xcite Interactive is a global leader engaging online audiences at scale; we make every event more fun and profitable. Our cloud-scale web services platform brings the latest technology for gamification, content interaction and intelligence. We bring “audience expression” to another level and offer actionable moments for sponsors. You'll find our technology empowering the NFL, NBA, NHL and MLB, Olympics, World Cup, X-Games, Formula1 and corporate events around the globe. For more information, visit www.xcitelive.com.

For Xcite Interactive, contact:

JR Reichl

jreichl@xcitelive.com

800-464-9445

xcitelive.com

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Sean McGowan, Cody Cree

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, including statements regarding the proposed acquisition of Xcite by the Company are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

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